Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

May 12, 2009

Item 3.	News Release:

A News Release was issued May 12, 2009 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. has completed the first tranche of its fully subscribed CAD $5 million private placement by issuing 15,633,000 units at a price of CAD $0.24 per unit for gross proceeds of CAD $3,751,920. Each unit consisted of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years. It is intended the balance will be completed in two additional tranches by June 3, 2009.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO and Co-Chairman of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

May 12, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

GENCO COMPLETES FIRST TRANCHE OF $5 MILLION PRIVATE PLACEMENT

May 12, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to advise it has completed the first tranche of its fully subscribed CAD $5 million private placement by issuing 15,633,000 units at a price of CAD $0.24 per unit for gross proceeds of CAD $3,751,920. Each unit consisted of one common share and one warrant to purchase a further share for CAD $0.35 for a period of three years. One of Genco’s Co-Chairmen, James R. Anderson, purchased CAD $2 million of the first tranche. Casimir Capital L.P. of New York, NY acted as agent and has advised Genco that it has subscriptions for the balance of the placement. It is intended the balance will be completed in two additional tranches by June 3, 2009.

Genco’s Co-Chairman, Robert C. Gardner, comments that, “Genco has faced significant hurdles and securing this financing is a key step in our drive to overcome those challenges. We remain optimistic about Genco’s future and graciously thank our shareholders for their continued support. Part of the proceeds of this financing will allow us to complete and release our Feasibility Study, which will demonstrate the economic viability of expanding production at our La Guitarra Mine.”

Casimir was paid a fee of CAD $139,833 (8% of the proceeds from the placement other than from units purchased by insiders of Genco) and issued 364,150 broker’s warrants (5% of the number of units sold by Casimir other than from units purchased by insiders of Genco). Each broker warrant is exercisable to purchase one share at CAD $0.35 for a period of three years.

As part of a ‘gypsy swap’ carried out in conjunction with the first tranche, Mr. Anderson entered into loan agreements with three subscribers, whereby they borrowed 3,928,000 common shares from his personal shareholdings and pledged to him an equal number of common shares as security for such loans. In consideration for the loans, the subscribers have delivered 1,964,000 share purchase warrants to Mr. Anderson. The shares pledged and warrants delivered were purchased by the subscribers through the placement.

Genco understands that, in connection with the second tranche, Mr. Anderson intends to purchase a further 1,000,000 units as part of a gypsy swap in which he sold 1,000,000 shares from his personal shareholdings in a pre-arranged trade prior to the completion of the first tranche. Genco further understands that Mr. Anderson will transfer 500,000 warrants from such units to the purchaser of such shares as consideration for purchasing the shares from him.

Genco relied on the financial hardship exemption in section 604(e) of the TSX Company Manual to complete the first tranche of the placement without shareholder approval. Genco intends to continue to rely on the financial hardship exemption in section 604(e) of the TSX Company Manual to complete the next two tranches without shareholder approval. The Toronto Stock Exchange advised Genco on April 22, 2009 that, in light of Genco’s recently announced financial situation, it is reviewing Genco’s compliance with the Exchange’s listing requirements. Genco has been granted 120 days in which to attain and confirm compliance with these requirements. Genco believes that completion of the private placement will result in compliance with the requirements.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any State securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.